UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-28047

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

     For Period Ended: March 31, 2005

     ☐ Transition Report on Form 10-K

     ☐ Transition Report on Form 20-F

     ☐Transition Report on Form 11-K

     ☐ Transition Report on Form 10-Q

     ☐ Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I
REGISTRANT INFORMATION

Diversified Thermal Solutions, Inc.

Full Name of Registrant

Former Name if Applicable: Not Applicable

4126 Delp Street

Address of Principal Executive Office (Street and Number)

Memphis, Tennessee 38118

City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant quarterly period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days following the prescribed due date.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

B. Grant Hunter	(901)	365-7650

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes          ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes          ☒ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Diversified Thermal Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2005	By:	/s/ B. Grant Hunter
B. Grant Hunter
President and Chief Executive Officer

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).